FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549




(Mark One)
[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 1999, OR
                          -----------------
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________________ to ______________________

                          Commission File No. 0-12870


THE FIRST NATIONAL BANK OF CHESTER COUNTRY RETIREMENT SAVINGS PLAN (FORMERLY
 KNOWN AS THE FIRST NATIONAL BANK OF WEST CHESTER RETIREMENT SAVINGS PLAN
 ------------------------------------------------------------------------

                            (full title of the plan)

              FIRST CHESTER COUNTY CORPORATION (FORMERLY KNOWN AS
                         FIRST WEST CHESTER CORPORATION
              ---------------------------------------------------
          (Name of Issuer of the securities held pursuant to the plan)

              9 North High Street, West Chester, Pennsylvania 19380
              -----------------------------------------------------
                    (Address of principal executive offices)

                              REQUIRED INFORMATION

1. The following financial statements are filed as part of this report and included after the signature page hereof:

         (a) Audited statements of net assets available for benefits as of the end of the latest two fiscal years of the plan (December 31, 1999 and 1998).

         (b) An audited statement of changes in net assets available for benefits, and supplemental schedules for each of the latest three fiscal years of the plan (1999, 1998, & 1997).

2. Exhibit. The following exhibits are filed with this Report:


Exhibit No.                    Description
-----------                    -----------
   23.1                Consent of Dittmer & Battaglia      1999 and 1998 Reports

   23.2                Consent of Ogorek & Graham          1998 and 1997 Reports

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                                THE  FIRST  NATIONAL  BANK OF
                                                CHESTER COUNTY - 401(k) PLAN


DATE      June 29, 1999                          BY:/s/William D. Wagenmann, Jr.
          -------------                          -------------------------------

                                                 William D. Wagenmann, Jr.
                                                 Plan Administrator

                   THE FIRST NATIONAL BANK OF CHESTER COUNTY -
                             RETIREMENT SAVINGS PLAN

                          AUDITED FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998

                                    CONTENTS
                                    --------








INDEPENDENT AUDITORS' REPORT                                            PAGE   1


AUDITED FINANCIAL STATEMENTS

         Statements of Net Assets Available
           for Benefits                                                        2

         Statement of Changes in Net Assets
           Available for Benefits                                              3

         Notes to Financial Statements                                  4  -   8


OTHER FINANCIAL INFORMATION

         Supplemental Schedules                                         9  -  11

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


To the Board of Trustees of
The First National Bank of Chester County -
Retirement Savings Plan
West Chester, PA  19381


We have audited the accompanying statements of net assets available for benefits of The First National Bank of Chester County - Retirement Savings Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits, for the year then ended, December 31, 1999. These financial statements are the responsibility of the Trustees of The First National Bank of Chester County - Retirement Savings Plan. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the trustees as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Retirement Savings Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year then ended December 31, 1999, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                                    /s/ DITTMER & BATTAGLIA
                                                    ----------------------------
                                                    DITTMER & BATTAGLIA
                                                    CERTIFIED PUBLIC ACCOUNTANTS



June 4, 2000

                   THE FIRST NATIONAL BANK OF CHESTER COUNTY -
                             RETIREMENT SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1999 AND 1998







                     ASSETS                                                    1999                   1998
                                                                               ----                   ----



Investments, at fair value
     Mutual funds                                                          $3,514,643              $2,887,893
     Bank certificates of deposit                                             645,000                 695,000
     Common stock                                                           2,237,544               2,088,680
     Notes receivable                                                         125,838                 121,425
                                                                           ----------               ---------


          TOTAL INVESTMENTS                                                 6,523,025               5,792,998
                                                                           ----------               ---------


Receivables
     Employer's fixed contributions                                           218,344                 210,403
     Employees' contributions                                                  16,109                  15,694
     Employer matching contribution                                             7,912                   8,209
Accrued interest income                                                         5,060                   6,630
Accrued dividend income                                                        18,971                  15,557
                                                                           ----------               ---------


          TOTAL RECEIVABLES                                                   266,396                 256,493
                                                                           ----------               ---------

Cash and cash equivalents                                                     161,823                 119,942
                                                                           ----------               ---------

          TOTAL ASSETS                                                      6,951,244               6,169,433
                                                                           ----------               ---------



     NET ASSETS AVAILABLE FOR BENEFITS                                    $ 6,951,244             $ 6,169,433
                                                                           ==========              ==========









---------------------------------------
The accompanying notes are an integral part of these financial statements.

                   THE FIRST NATIONAL BANK OF CHESTER COUNTY -
                             RETIREMENT SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                             (WITH FUND INFORMATION)

                      FOR THE YEAR ENDED DECEMBER 31, 1999


                                                              Federated                                          Fidelity Advisor
                                                              Short-Term      FNB of West      Fidelity Equity        Growth
                                                             US Government      Chester           Income II       Opportunities
                                                                 Fund           CD Fund             Fund               Fund
                                                             -------------    -----------      ---------------    ---------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   INVESTMENT INCOME
 Net appreciation/(depreciation) in
   Fair value of investments                                   $        -     $        -          $  (78,675)       $  (90,369)
 Interest                                                               -         38,798                   -
 Dividends                                                          8,627              -             120,007           152,061
                                                                ---------      ---------           ---------         ---------

       TOTAL INVESTMENT INCOME                                      8,627         38,798              41,332            61,692
                                                                ---------      ---------           ---------         ---------

   CONTRIBUTIONS
Employer's fixed contribution                                           -              -                   -                 -

Employer's                                                          2,870         14,518              32,181            38,556
     Employee's                                                     5,226         36,024              78,007            93,850
Rollovers                                                          10,037              -              18,268            32,710
                                                                ---------      ---------           ---------         ---------


       TOTAL CONTRIBUTIONS                                         18,133         50,542             128,456           165,116
                                                                ---------      ---------           ---------         ---------

       TOTAL ADDITIONS                                             26,760         89,340             169,788           226,808
                                                                ---------      ---------           ---------         ---------

    DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants                                       5,511        161,595             124,754           140,223
                                                                ---------      ---------           ---------         ---------

       TOTAL DEDUCTIONS                                             5,511        161,595             124,754           140,223
                                                                ---------      ---------           ---------         ---------

    NET INCREASE PRIOR TO INTERFUND TRANSFERS                      21,249        (72,255)             45,034            86,585
       Interfund transfers                                         20,632         22,255              31,654            39,224
                                                                ---------      ---------           ---------         ---------

       NET INCREASE/(DECREASE)                                     41,881        (50,000)             76,688           125,809

    NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year                                                 119,942        695,000             900,055         1,298,265
                                                                ---------      ---------           ---------         ---------

     End of year                                               $  161,823     $  645,000          $  976,743        $1,424,074






---------------------------------------
The accompanying notes are an integral part of these financial statements.





                                                   Fidelity          Partic-
   T. Rowe Price       FNB of       Vanguard       Emerging          ipants
    International  Chester County   Index 500       Market           Notes
     Stock Fund     Stock Fund        Fund           Fund            Fund          Other          Total
   --------------  --------------  ------------    --------         --------     --------       ---------


      $ 66,418     $   23,098      $ 108,044        $  7,197        $     -      $       -      $   35,713
             -              -              -               -          8,541          5,060          52,399
             -         39,781         12,570               -              -         18,971         352,017
       -------      ---------       --------         -------         ------       --------       ---------

        66,418         62,879        120,614           7,197          8,541         24,031         440,129
       -------      ---------       --------         -------         ------       --------       ---------


             -              -              -               -              -        218,344         218,344
        10,328         63,723         51,596               -              -          7,912         221,684
        23,617         84,726         93,508               -              -         16,109         431,067
        13,005          6,218         46,045               -              -              -         126,283
       -------      ---------       --------         -------         ------       --------       ---------


        46,950        154,667        191,149               -              -        242,365         997,378
       -------      ---------       --------         -------         ------       --------       ---------

       113,368        217,546        311,763           7,197          8,541        266,396       1,437,507
       -------      ---------       --------         -------         ------       --------       ---------


        24,433         97,140         73,453          21,253          7,334              -         655,696
       -------      ---------       --------         -------         ------       --------       ---------

        24,433         97,140         73,453          21,253          7,334              -         655,696
       -------      ---------       --------         -------         ------       --------       ---------

        88,935        120,406        238,310         (14,056)         1,207        266,396         781,811
        15,766         28,458         95,298               -          3,206       (256,493)              -
       -------      ---------       --------         -------         ------       --------       ---------

       104,701        148,864        333,608         (14,056)         4,413          9,903         781,811



       215,961      2,088,680        454,669          18,943        121,425        256,493       6,169,433
       -------      ---------       --------         -------         ------       --------       ---------

      $320,662     $2,237,544      $ 788,277       $   4,887       $125,838      $ 266,396      $6,951,244
       =======      =========       ========        ========        =======       ========       =========


                                      -3 (cont)-

                   THE FIRST NATIONAL BANK OF CHESTER COUNTY -
                             RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998



NOTE A - DESCRIPTION OF PLAN


         The following brief description of The First National Bank of Chester County - Retirement Savings Plan is provided for general purpose only. Members should refer to the Plan agreement for more complete information.

         GENERAL

         Effective January 1, 1999, the Plan has been amended and restated in its entirety. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         MEMBERSHIP IN THE PLAN

         Each employee who was participating in the prior plan on December 31, 1994, shall automatically continue as a member. Each other employee who is an eligible employee as of the effective date shall become a member of the Plan on such date.

         Eligible employee for purposes of 401(K) deferrals means any employee who has been employed for at least one continuous year and is scheduled to complete 1,000 hours of service during each plan year. The 401(k) deferral requirement is available to all employees with 90 days of service.

         EMPLOYER FIXED CONTRIBUTIONS

         Each plan year the employer shall contribute an additional contribution to the fund on account of each member equal to 3% of the member's compensation up to $30,000, plus 6% of the member's compensation in excess of $30,000 of the member's compensation. The contribution shall only be made for members who have completed one year of service, are employed on the last day of the plan year and complete 1,000 hours of service during the plan year. The contribution for a member shall be made whether or not a basic contribution was made for such member.

         MEMBER ACCOUNTS

         All contributions by or on behalf of a member shall be deposited to the appropriate account established for each member. As of each valuation date, the accounts of each member shall be adjusted to reflect any realized and unrealized gains or losses and income or expense of the fund according to nondiscriminatory procedures uniformly applied based on the value of the member's accounts as of the preceding valuation date.

         CONTRIBUTIONS

         Each member may authorize the employer to reduce his compensation by any whole percentage up to 15%. Each eligible employee shall file a written election form with the Plan administrator specifying the portion of his compensation that is to be contributed to the plan as a basic contribution.

         The employer shall make a matching contribution for each member, which shall equal $0.75 for each $1.00 allocated to such member's basic contribution up to 5% of the member's eligible compensation. The amount of employer matching contributions may be increased or decreased at the discretion of the board, provided that reasonable notice is provided to members giving them the opportunity to change their elective deferral percentage.

         VESTING

         Effective July 1, 1999, all members in the plan prior to July 1, 1999 shall have a fully vested interest in his basic contribution accounts matching contribution account, additional fixed contribution account, and rollover account at all times. Members entering the plan after July 1, 1999, will vest for employer contributions determined on the basis of the member's number of years of service, according to the following schedule:

                                            Vesting Schedule
                                            ----------------

                   Years of Service                                  Percentage
                   ----------------                                  ----------

                   Less than 1                                            0%
                   1 but less than 2                                     33%
                   2 but less than 3                                     66%
                   3 or more                                            100%

         PARTICIPANT NOTES RECEIVABLE

         Participants may borrow from their fund accounts a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are currently being repaid over a five-year period. The loans are secured by the balance in the participant's account and bear a reasonable rate of interest. Interest rates range from 8.5% to 9.7%. Principal and interest are paid ratably through payroll deductions.



         PAYMENT OF BENEFITS

         On termination of service, a member may elect to receive either a lump-sum amount or installments over a period not to exceed ten years.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The financial statements of the Plan are prepared under the accrual method of accounting.

         PAYMENT OF BENEFITS

         Benefits are recorded when paid.

         VALUATION OF INVESTMENTS

         If available, quoted market prices are used to value investments. Employer securities contributed to the plan shall be valued at a price which, in the judgement of the Plan administrator, does not exceed the fair market of such securities. The determination of fair market value shall be made in good faith by the Plan administrator.

         CASH AND CASH EQUIVALENTS

         For purposes of these financial statements, the Plan considers all money market funds to be cash equivalents.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE C - PLAN TERMINATION

         Although it has not expressed any intent to do so, the employer has the right at any time to terminate the Plan by delivering to the Trustee and Administrator written notice of such termination. In the event of Plan termination, participants, as stated, are 100% vested in their accounts.

NOTE D - TAX STATUS

         The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and, accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue service and the Plan sponsor believes that the Plan continues to qualify and to operate as designed.

NOTE E - INVESTMENTS

         The Plan's investments are held by a bank-administered trust fund. The following table presents the fair values of those investments. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                                      December 31, 1999
                                                                                      -----------------
         Investments at Fair Value as                                           Number of
         Determined by Quoted Market Price                                        Shares              Fair Value
         ---------------------------------                                      ---------              ----------

         Vanguard Index Trust 500                                                  5,825              $  788,277
         Fidelity Equity Income II                                                35,687                 976,743
         Fidelity Emerging Markets fund                                              407                   4,887
         Fidelity Advisor Growth Opportunities Fund                               30,592               1,424,074
         T Rowe Price International  Stock Fund                                   16,850                 320,662
         Bank certificates of deposit                                                  -                 645,000
         First Chester County Corp                                               110,496               2,237,544
         Notes receivable                                                              -                 125,838
                                                                                 -------               ---------

                                         TOTAL INVESTMENTS                                            $6,523,025
                                                                                                       =========


                                                                                         December 31, 1998
                                                                                         -----------------
         Investments at Fair Value as                                           Number of
         Determined by Quoted Market Price                                        Shares              Fair Value
         ---------------------------------                                        ------              ----------

         Vanguard Index Trust 500                                                  3,990              $  454,669
         Fidelity Equity Income II                                                30,022                 900,055
         Fidelity Emerging Markets fund                                            2,687                  18,943
         Fidelity Advisor Growth Opportunities Fund                               25,903               1,298,265
         T Rowe Price                                                             14,407                 215,961
         Bank certificates of deposit                                                  -                 695,000
         First West Chester Corp                                                 104,434               2,088,680
         Notes receivable                                                              -                 121,425
                                                                                 -------               ---------

                  TOTAL INVESTMENTS                                                                   $5,792,998
                                                                                                       =========



         During the years ended December 31, 1999 and 1998, the Plan's investments (including investments bought, sold and held during the year) appreciated/(depreciated) in value as follows:

                                                                                   1999                    1998
                                                                                   ----                    ----

         Investments at Fair Value as
          Determined by Quoted Market Price
              Mutual funds                                                      $ 12,615                $343,974


         Investments at Estimated Fair Value
         Common stock                                                             23,098                 347,522
                                                                                --------                --------


         Net appreciation in fair value                                         $ 35,713                $691,496
                                                                                ========                ========

NOTE F - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:


            Net assets available for benefits per the
             financial statements                                 $6,951,244                  $6,169,433

           Less accrued investment income                            (19,880)                    (21,835)
                                                                   ---------                   ---------

            Net assets available for benefits per
             Form 5500                                            $6,931,364                  $6,147,598
                                                                   =========                   =========

                     OTHER FINANCIAL INFORMATION

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1999


Face Value                                                                                                 Fair
 or Shares                   Description                                              Cost                 Value
----------                   ------------                                           ----------           ----------

                              Mutual Funds
30592.348                       Fidelity Advisor Growth                             $1,245,290           $1,424,074
                                 Opportunity Fund
  406.533                     Fidelity Emerging Markets                                  6,258                4,887
                                 Fund
35686.602                      Fidelity Equity Income II                               932,358              976,743
                                Fund
 16850.35                     T Rowe Price International                               245,920              320,662
                                Stock Fund
 5824.849                      Vanguard Index                                          637,003              788,277
                                 Trust 500                                           ---------            ---------
                              Total Mutual Funds                                    $3,066,829           $3,514,643
                                                                                     =========            =========

                              Common Stocks
  110,496                        First West Chester Corp.                           $1,294,240           $2,237,544
                                                                                    ----------           ----------

                              Total Common Stocks                                   $1,294,240           $2,237,544
                                                                                    ==========           ==========

                              Bank  Certificates of Deposit

20,000                        Certificate of Deposit                                  $ 20,000             $ 20,000
                                6.80    03/23/00
25,000                        Certificate of Deposit                                    25,000               25,000
                                6.75    05/25/00
20,000                        Certificate of Deposit                                    20,000               20,000
                                6.30    07/25/00
20,000                        Certificate of Deposit                                    20,000               20,000
                                6.20    08/31/00
20,000                        Certificate of Deposit                                    20,000               20,000
                                6.20    09/21/00
20,000                        Certificate of Deposit                                    20,000               20,000
                                6.05    12/18/00
10,000                        Certificate of Deposit                                    10,000               10,000
                                5.90    01/11/01
10,000                        Certificate of Deposit                                    10,000               10,000
                                6.06    07/16/01
15,000                        Certificate of Deposit                                    15,000               15,000
                                6.06    08/23/01
15,000                        Certificate of Deposit                                    15,000               15,000
                                6.09    10/03/01
10,000                        Certificate of Deposit                                    10,000               10,000
                                6.10    11/19/01




----------------------------------
See accompanying auditor's report.

                   THE FIRST NATIONAL BANK OF CHESTER COUNTY -
                             RETIREMENT SAVINGS PLAN

           SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (CONTINUED)

                                DECEMBER 31, 1999

Face Value                                                                                                Fair
  or Shares                        Description                                          Cost              Value
-----------                        ------------                                       --------           -------


10,000                        Certificate of Deposit                                    10,000            10,000
                                6.10  12/18/01
50,000                        Certificate of Deposit                                    50,000            50,000
                                6.10  01/16/02
10,000                        Certificate of Deposit                                    10,000            10,000
                                6.10  02/11/02
15,000                        Certificate of Deposit                                    15,000            15,000
                                6.10  03/03/02
65,000                        Certificate of Deposit                                    65,000            65,000
                               6.30  04/16/02
15,000                        Certificate of Deposit                                    15,000            15,000
                               6.16  06/30/02
30,000                        Certificate of Deposit                                    30,000            30,000
                               6.10     07/14/02
10,000                        Certificate of Deposit                                    10,000            10,000
                               6.10  10/03/02
25,000                        Certificate of Deposit                                    25,000            25,000
                               6.00  12/16/02
40,000                        Certificate of Deposit                                    40,000            40,000
                               5.90  03/02/03
40,000                        Certificate of Deposit                                    40,000            40,000
                               5.90  03/13/03
50,000                        Certificate of Deposit                                    50,000            50,000
                                5.90  05/04/03
40,000                        Certificate of Deposit                                    40,000            40,000
                               5.85  06/17/03
20,000                        Certificate of Deposit                                    20,000            20,000
                               5.85  07/02/03
10,000                        Certificate of Deposit                                    10,000            10,000
                               5.30  10/29/03
30,000                        Certificate of Deposit                                    30,000            30,000
                               5.30  12/09/04                                           ------            ------



                              Total Certificates of Deposit                           $645,000          $645,000
                                                                                       =======           =======

                              Cash and Cash Equivalents
                                Money Market Obligations                              $161,823          $161,823
                                                                                       -------           -------

                              TOTAL CASH AND
                                CASH EQUIVALENTS                                      $161,823          $161,823
                                                                                       =======           =======




----------------------------------
See accompanying auditor's report.

                   THE FIRST NATIONAL BANK OF CHESTER COUNTY -
                             RETIREMENT SAVINGS PLAN

                SCHEDULE OF REPORTABLE TRANSACTIONS IN EXCESS OF
                             5% OF BEGINNING ASSETS

                      FOR THE YEAR ENDED DECEMBER 31, 1999





                                                                Purchase           Sales           Realized
 Description                                                      Price           Proceeds        Gain/(Loss)
 -----------                                                    ---------       ----------       ------------



Series of transactions in one issue
Money Market obligations
   $1.00/sh                                                    $1,476,572                 -            -
Money Market obligations
   $1.00/sh                                                     1,434,691         1,434,691            -

































----------------------------------
See accompanying auditor's report.

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

                          AUDITED FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

                                    CONTENTS
                                    --------







                                                                         PAGE
                                                                         ----
INDEPENDENT AUDITORS' REPORT                                                   1


AUDITED FINANCIAL STATEMENTS

         Statements of Net Assets Available
           for Benefits                                                        2

         Statement of Changes in Net Assets
           Available for Benefits                                              3

         Notes to Financial Statements                                  4  -   7


OTHER FINANCIAL INFORMATION

         Supplemental Schedules                                         8  -  13

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


To the Board of Trustees of
The First National Bank of West Chester -
Retirement Savings Plan
West Chester, PA  19381


We have audited the accompanying statements of net assets available for benefits of The First National Bank of West Chester Retirement Savings Plan as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits, for the year then ended, December 31, 1998. These financial statements are the responsibility of the Trustees of The First National Bank of West Chester - Retirement Savings Plan. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the trustees as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Retirement Savings Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year then ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                    /s/ Ogorek & Company
                                                    ----------------------------
                                                    OGOREK & COMPANY
                                                    CERTIFIED PUBLIC ACCOUNTANTS



June  4, 1999

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1998 AND 1997







                     ASSETS                        1998                   1997
                                                   ----                   ----



Investments, at fair value
     Mutual funds                               $2,887,893            $1,891,707
     Bank certificates of deposit                  695,000               485,000
     Common stock                                2,088,680             1,587,960
     Notes receivable                              121,425                42,687
                                                 ---------             ---------


          TOTAL INVESTMENTS                      5,792,998             4,007,354
                                                 ---------             ---------


Receivables
     Employer's fixed contributions                210,403               205,085
     Employees' contributions                       15,694                15,416
     Employer matching contribution                  8,209                 8,754
Accrued interest income                              6,630                 4,271
Accrued dividend income                             15,557                15,224
                                                 ---------             ---------

          TOTAL RECEIVABLES                        256,493               248,750
                                                 ---------             ---------

Cash and cash equivalents                          119,942               119,002
                                                 ---------             ---------

          TOTAL ASSETS                           6,169,433             4,375,106
                                                 ---------             ---------



     NET ASSETS AVAILABLE FOR BENEFITS          $6,169,433            $4,375,106
                                                 =========             =========














---------------------------------------
The accompanying notes are an integral part of these financial statements.

                    THE FIRST NATIONAL BANK OF WEST CHESTER-
                             RETIREMENT SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                             (WITH FUND INFORMATION)

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                 Federated                                        Fidelity Advisor
                                                                 Short-Term      FNB of West    Fidelity Equity        Growth
                                                                US Government      Chester         Income II       Opportunities
                                                                    Fund           CD Fund           Fund               Fund
                                                                -------------    -----------    ---------------    ---------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   INVESTMENT INCOME
 Net appreciation/(depreciation) in
   Fair value of investments                                     $      -        $       -        $   81,250        $  185,997
 Interest                                                               -            32,802
 Dividends                                                           8,588                            78,227            60,577
                                                                  --------        ---------        ---------         ---------

       TOTAL INVESTMENT INCOME                                       8,588           32,802          159,477           246,574
                                                                  --------        ---------        ---------         ---------

   CONTRIBUTIONS
Employer's fixed contribution
Employer's                                                           1,615            8,182           19,166            27,203
     Employee's                                                      3,569           38,217           67,167            80,028
Rollovers                                                           25,389           74,116           25,102            50,712
                                                                  --------        ---------        ---------         ---------

       TOTAL CONTRIBUTIONS                                          30,573          120,515          111,435           157,943
                                                                  --------        ---------        ---------         ---------

       TOTAL ADDITIONS                                              39,161          153,317          270,912           404,517
                                                                  --------        ---------        ---------         ---------

    DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants                                           -            11,630           79,441            91,236
                                                                 ---------        ---------        ---------         ---------

       TOTAL DEDUCTIONS                                                 -            11,630           79,441            91,236
                                                                 ---------        ---------        ---------         ---------

    NET INCREASE PRIOR TO INTERFUND TRANSFERS                       39,161          141,687          191,471           313,281
       Interfund transfers                                         (38,221)          68,313           45,440            45,904
                                                                 ---------        ---------        ---------         ---------

       NET INCREASE/(DECREASE)                                         940          210,000          236,911           359,185

    NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year                                                  119,002          485,000          663,144           939,080
                                                                 ---------        ---------        ---------         ---------

     End of year                                                $  119,942       $  695,000       $  900,055        $1,298,265
                                                                 =========        =========        =========         =========









_______________________________________
The accompanying notes are an integral part of these financial statements.

                    THE FIRST NATIONAL BANK OF WEST CHESTER-
                       RETIREMENT SAVINGS PLAN (continued)

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                             (WITH FUND INFORMATION)

                      FOR THE YEAR ENDED DECEMBER 31, 1998


   T. Rowe Price     FNB of         Vanguard        Fidelity     Participants
   International   West Chester     Index 500        Market          Notes
    Stock Fund     Stock Fund         Fund            Fund           Fund          Other          Total
    ----------     ----------         ----            ----           ----          -----          -----


    $   18,197   $    347,522       $ 65,705       $  (7,175)    $       -      $       -      $  691,496
            -              -              -               -           6,161         6,630          45,593
        15,345         32,282          7,448              -              -         15,557         218,024
     ---------    -----------        -------        --------      ---------      --------       ---------

        33,542        379,804         73,153          (7,175)         6,161        22,187         955,113
     ---------    -----------        -------        --------      ---------      --------       ---------


            -              -              -               -              -        210,403         210,403
         9,528         76,862         29,627              -              -          8,209         180,392
        26,240         67,034         55,911              -              -         15,694         353,860
         1,312         51,697         89,515              -              -             -          317,843
     ---------    -----------        -------        --------      ---------      --------       ---------

        37,080        195,593        175,053              -              -        234,306       1,062,498
     ---------    -----------        -------        --------      ---------      --------       ---------

        70,622        575,397        248,206          (7,175)         6,161       256,493       2,017,611
     ---------    -----------        -------        --------      ---------      --------       ---------


         7,715         17,356         15,906              -              -             -          223,284
     ---------    -----------        -------        --------      ---------      --------       ---------

         7,715         17,356         15,906              -              -             -          223,284
     ---------    -----------        -------        --------      ---------      --------       ---------

        62,907        558,041        232,300          (7,175)         6,161       256,493       1,794,327
        18,881        (57,321)        96,345          (3,168)        72,577      (248,750)             -
     ---------    -----------        -------        --------      ---------      --------       ---------

        81,788        500,720        328,645         (10,343)        78,738         7,743       1,794,327



       134,173      1,587,960        126,024          29,286         42,687       248,750       4,375,106
     ---------    -----------       --------        --------      ---------      --------       ---------

    $  215,961   $  2,088,680      $ 454,669       $  18,943     $  121,425     $ 256,493      $6,169,433
     =========    ===========       ========        ========      =========      ========       =========



                                    3 (cont)

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997



NOTE A - DESCRIPTION OF PLAN


         The following brief description of The First National Bank of West Chester - Retirement Savings Plan is provided for general purpose only. Members should refer to the Plan agreement for more complete information.

         GENERAL

         Effective January 1, 1995, the Plan has been amended and restated in its entirety. The Plan sponsor has amended the Plan to include a 401(K) Plan with a regular fixed contribution. The 401(K) Plan name has been changed to the Retirement Savings Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         MEMBERSHIP IN THE PLAN

         Each employee who was participating in the prior plan on December 31, 1994, shall automatically continue as a member. Each other employee who is an eligible employee as of the effective date shall become a member of the Plan on such date.

         Eligible employee for purposes of 401(K) deferrals means any employee who has been employed for at least one continuous year and is scheduled to complete 1,000 hours of service during each plan year. During 1997, the 401(k) deferral requirement was reduced to 90 days of service.

         EMPLOYER FIXED CONTRIBUTIONS

         Each plan year the employer shall contribute an additional contribution to the fund on account of each member equal to 3% of the member's compensation up to $30,000, plus 6% of the member's compensation in excess of $30,000 of the member's compensation. The contribution shall only be made for members who have completed one year of service, are employed on the last day of the plan year and complete 1,000 hours of service during the plan year. The contribution for a member shall be made whether or not a basic contribution was made for such member.

         MEMBER ACCOUNTS

         All contributions by or on behalf of a member shall be deposited to the appropriate account established for each member. As of each valuation date, the accounts of each member shall be adjusted to reflect any realized and unrealized gains or losses and income or expense of the fund according to nondiscriminatory procedures uniformly applied based on the value of the member's accounts as of the preceding valuation date.

         CONTRIBUTIONS

         Each member may authorize the employer to reduce his compensation by any whole percentage up to 15%. Each eligible employee shall file a written election form with the Plan administrator specifying the portion of his compensation that is to be contributed to the plan as a basic contribution.

         The employer shall make a matching contribution for each member, which shall equal $0.75 for each $1.00 allocated to such member's basic contribution up to 5% of the member's eligible compensation. The amount of employer matching contributions may be increased or decreased at the discretion of the board, provided that reasonable notice is provided to members giving them the opportunity to change their elective deferral percentage.

         VESTING

         A member shall have a fully vested interest in his basic contribution account, matching contribution account, additional fixed contribution account and rollover account at all times.

         PAYMENT OF BENEFITS

         On termination of service, a member may elect to receive either a lump-sum amount or installments over a period not to exceed ten years.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         VALUATION OF INVESTMENTS

         If available, quoted market prices are used to value investments. Employer securities contributed to the plan shall be valued at a price which, in the judgement of the Plan administrator, does not exceed the fair market of such securities. The determination of fair market value shall be made in good faith by the Plan administrator.

         CASH AND CASH EQUIVALENTS

         For purposes of these financial statements, the Plan considers all money market funds to be cash equivalents.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE C - INVESTMENTS

         The Plan's investments are held by a bank-administered trust fund. The following table presents the fair values of those investments. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                                      December 31, 1998
                                                                                      -----------------
         Investments at Fair Value as                                           Number of
         Determined by Quoted Market Price                                       Shares               Fair Value
         ---------------------------------                                      ---------             ----------

         Vanguard Index Trust 500                                                  3,990              $  454,669
         Fidelity Equity Income II                                                30,022                 900,055
         Fidelity Emerging Markets fund                                            2,687                  18,943
         Fidelity Advisor Growth Opportunities Fund                               25,903               1,298,265
         T Rowe Price                                                             14,407                 215,961
         Bank certificates of deposit                                                  -                 695,000
         First West Chester Corp                                                 104,434               2,088,680
         Notes receivable                                                              -                 121,425
                                                                                                       ---------


                                         TOTAL INVESTMENTS                                            $5,792,998
                                                                                                       =========


                                                                                          December 31, 1997
                                                                                          -----------------
         Investments at Fair Value as                                           Number of
         Determined by Quoted Market Price                                       Shares               Fair Value
         ---------------------------------                                      ---------             ----------

         Vanguard Index Trust 500                                                  1,399              $  126,024
         Fidelity Equity Income II                                                24,552                 663,144
         Fidelity Emerging Markets fund                                            3,051                  29,286

         Fidelity Advisor Growth Opportunities Fund                               22,164                 939,080
         T Rowe Price                                                              9,998                 134,173

         Bank certificates of deposit                                                  -                 485,000
         First West Chester Corp                                                  48,120               1,587,960
         Notes receivable                                                              -                  42,687
                                                                                                       ---------

                  TOTAL INVESTMENTS                                                                   $4,007,354
                                                                                                       =========

         During the years ended December 31, 1998 and 1997, the Plan's investments (including investments bought, sold and held during the year) appreciated/(depreciated) in value as follows:

                                                                                  1998                    1997
                                                                                  ----                    ----

         Investments at Fair Value as
          Determined by Quoted Market Price
              Mutual funds                                                     $343,974                 $169,412


         Investments at Estimated Fair Value
         Common stock                                                            347,522                 460,046
                                                                                --------                 -------


         Net appreciation in fair value                                        $ 691,496                $629,458
                                                                                ========                 =======

NOTE D - PLAN TERMINATION

         Although it has not expressed any intent to do so, the employer has the right at any time to terminate the Plan by delivering to the Trustee and Administrator written notice of such termination. In the event of Plan termination, participants, as stated, are 100% vested in their accounts.

NOTE E - TAX STATUS

         The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and, accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service and the Plan sponsor believes that the Plan continues to qualify and to operate as designed.

                           OTHER FINANCIAL INFORMATION

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1998


Face Value                                                                                              Fair
Or Shares                           Description                                       Cost              Value
---------                           -----------                                       ----              -----

                               Mutual Funds
25903.125                       Fidelity Advisor Growth                           $  977,935         $1,298,265
                                 Opportunity Fund
 2686.985                       Fidelity Emerging Markets                             44,184             18,943
                                 Fund
30021.857                       Fidelity Equity Income II                            755,766            900,055
                                 Fund
14406.994                      T Rowe Price International                            202,022            215,961
                                 Stock Fund
 3990.077                       Vanguard Index                                       391,639            454,669
                                                                                   ---------          ---------
                                 Trust 500
                               Total Mutual Funds                                 $2,371,546         $2,887,893
                                                                                   =========          =========

                               Common Stocks
  104,434                        First West Chester Corp.                         $1,132,052         $2,088,680
                                                                                   ---------          ---------

                               Total Common Stocks                                $1,132,052         $2,088,680
                                                                                   =========          =========

                               Bank  Certificates of Deposit

30,000                         Certificate of Deposit                               $ 30,000           $ 30,000
                                6.00  07/07/99
20,000                         Certificate of Deposit                                 20,000             20,000
                                6.00  08/22/99
20,000                         Certificate of Deposit                                 20,000             20,000
                                6.65  12/30/99
20,000                         Certificate of Deposit                                 20,000             20,000
                                6.80  03/23/00
25,000                         Certificate of Deposit                                 25,000             25,000
                                6.75  05/25/00
20,000                         Certificate of Deposit                                 20,000             20,000
                                6.30  07/25/00
20,000                         Certificate of Deposit                                 20,000             20,000

                                6.20  08/31/00
20,000                         Certificate of Deposit                                 20,000             20,000

                                6.20  09/21/00
20,000                         Certificate of Deposit                                 20,000             20,000

                                6.05  12/18/00
10,000                         Certificate of Deposit                                 10,000             10,000

                                5.90  01/11/01
10,000                         Certificate of Deposit                                 10,000             10,000
                                6.06  07/16/01




__________________________________
See accompanying auditor's report.

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

           SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (CONTINUED)

                                DECEMBER 31, 1998

Face Value                                                                                                Fair
Or Shares                          Description                                          Cost              Value
---------                          -----------                                          ----              -----

15,000                        Certificate of Deposit                                    15,000            15,000
                                6.06  08/23/01
15,000                        Certificate of Deposit                                    15,000            15,000
                                6.09  10/03/01
10,000                        Certificate of Deposit                                    10,000            10,000
                                6.10  11/19/01
10,000                        Certificate of Deposit                                    10,000            10,000
                                6.10  12/18/01
50,000                        Certificate of Deposit                                    50,000            50,000
                               6.10 01/16/02
10,000                        Certificate of Deposit                                    10,000            10,000
                               6.10  02/11/02
15,000                        Certificate of Deposit                                    15,000            15,000
                               6.10  03/03/02
65,000                        Certificate of Deposit                                    65,000            65,000
                               6.30  04/16/02
15,000                        Certificate of Deposit                                    15,000            15,000
                               6.16  06/30/02
30,000                        Certificate of Deposit                                    30,000            30,000
                               6.10  07/14/02
10,000                        Certificate of Deposit                                    10,000            10,000
                               6.10  10/03/02
25,000                        Certificate of Deposit                                    25,000            25,000
                               6.00  12/16/02
40,000                        Certificate of Deposit                                    40,000            40,000
                               5.90  03/02/03
40,000                        Certificate of Deposit                                    40,000            40,000
                               5.90  03/13/03
50,000                        Certificate of Deposit                                    50,000            50,000
                               5.90  05/04/03
40,000                        Certificate of Deposit                                    40,000            40,000
                               5.85  06/17/03
20,000                        Certificate of Deposit                                    20,000            20,000
                               5.85  07/02/03
10,000                        Certificate of Deposit                                    10,000            10,000
                               5.30  10/29/03
10,000                        Certificate of Deposit                                    10,000            10,000
                               6.10  12/18/01                                          -------           -------


                              Total Certificates of Deposit                           $695,000          $695,000
                                                                                       =======           =======
                              Cash and Cash Equivalents
                               Money Market Obligations                               $119,942          $119,942
                                                                                       -------           -------
                                    TOTAL CASH AND
                                       CASH EQUIVALENTS                               $119,942          $119,942
                                                                                       =======           =======


__________________________________
See accompanying auditor's report.

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1997


 Face Value                                                                                           Fair
 Or Shares                       Description                                        Cost              Value
 ---------                       -----------                                        ----              -----

                            Mutual Funds
                              Fidelity Advisor Growth
22163.785                      Opportunity Fund                                $   752,818        $   939,080

                              Fidelity Emerging Markets
 3050.665                     Fund                                                  50,082             29,286
                              Fidelity Equity Income II
24551.797                      Fund                                                567,095            663,144
                             T Rowe Price International
 9997.986                     Stock Fund                                           137,462            134,173
                             Vanguard Index
 1399.181                     Trust 500                                            127,119            126,024
                                                                                ----------          ---------

                            Total Mutual Funds                                 $ 1,634,576        $ 1,891,707
                                                                                ==========         ==========

                            Common Stocks
48,120                        First West Chester Corp.                         $   923,259        $ 1,587,960
                                                                                ----------         ----------

                            Total Common Stocks                                $   923,259        $ 1,587,960
                                                                                ==========         ==========

                           Bank Certificates of Deposit

30,000                        Certificate of Deposit                           $    30,000        $    30,000
                                6.00   07/07/99
20,000                        Certificate of Deposit                                20,000             20,000
                                6.00   08/22/99
20,000                        Certificate of Deposit                                20,000             20,000
                                6.65   12/30/99
20,000                        Certificate of Deposit                                20,000             20,000
                                6.80    03/23/00
25,000                        Certificate of Deposit                                25,000             25,000
                                6.75    05/25/00
20,000                        Certificate of Deposit                                20,000             20,000
                                6.30    07/25/00
20,000                        Certificate of Deposit                                20,000             20,000
                                6.20    08/31/00
20,000                        Certificate of Deposit                                20,000             20,000
                                6.20    09/21/00
20,000                        Certificate of Deposit                                20,000             20,000
                                6.05    12/18/00



__________________________________
See accompanying auditor's report.

                    THE FIRST NATIONAL BANK OF WEST CHESTER-
                             RETIREMENT SAVINGS PLAN

           SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (CONTINUED)

                                DECEMBER 31, 1997


Face Value                                                                                              Fair
Or Shares                           Description                                      Cost               Value
---------                           -----------                                      ----               -----

10,000                       Certificate of Deposit                                 10,000              10,000
                                5.90   01/11/01
10,000                        Certificate of Deposit                                10,000              10,000
                                6.06   07/16/01
15,000                        Certificate of Deposit                                15,000              15,000
                                6.06   08/23/01
15,000                        Certificate of Deposit                                15,000              15,000
                                6.09   10/03/01
10,000                        Certificate of Deposit                                10,000              10,000
                                6.10   11/19/01
10,000                        Certificate of Deposit                                10,000              10,000
                                6.10   12/18/01
50,000                        Certificate of Deposit                                50,000              50,000
                                6.10   01/16/02
10,000                        Certificate of Deposit                                10,000              10,000
                                6.10   02/11/02
15,000                        Certificate of Deposit                                15,000              15,000
                               6.10    03/03/02
65,000                        Certificate of Deposit                                65,000              65,000
                                6.30   04/16/02
15,000                        Certificate of Deposit                                15,000              15,000
                                6.16   06/30/02
30,000                        Certificate of Deposit                                30,000              30,000
                                6.10   07/14/02
10,000                        Certificate of Deposit                                10,000              10,000
                                6.10   10/03/02
25,000                        Certificate of Deposit                                25,000              25,000
                                                                                  --------            --------
                                6.00   12/16/02

                            Total Certificates of Deposit                        $ 485,000           $ 485,000
                                                                                  ========            ========

                            Cash and Cash Equivalents
                                Money Market Obligations                         $ 118,436           $ 118,436
                                Cash on hand                                           566                 566
                                                                                  --------            --------

                             TOTAL CASH AND
                              CASH EQUIVALENTS                                   $ 119,002           $ 119,002
                                                                                  ========            ========







__________________________________
See accompanying auditor's report.

                    THE FIRST NATIONAL BANK OF WEST CHESTER -
                             RETIREMENT SAVINGS PLAN

                SCHEDULE OF REPORTABLE TRANSACTIONS IN EXCESS OF
                             5% OF BEGINNING ASSETS

                      FOR THE YEAR ENDED DECEMBER 31, 1998



                                                                  Purchase               Sale                Realized
Description                                                         Price              Proceeds             Gain/(Loss)
-----------                                                       --------           -----------           ------------

Series of transactions in one issue
 Fidelity Advisor Growth Opp.
   Shares purchased 5,101                                       $  235,245           $        -            $        -
   First West Chester Corp.
   Shares purchased 7,037                                          237,235                    -                     -
   Vanguard Index Trust 500
   Shares purchased 2,691                                          272,870                    -                     -
  Money market obligations
    $1.00/sh                                                     1,224,125                    -                     -
  Money market obligations
   $1.00/sh                                                      1,222,618            1,222,618                     -

















__________________________________
See accompanying auditor's report.

                    THE FIRST NATIONAL BANK OF WEST CHESTER-
                             RETIREMENT SAVINGS PLAN

                SCHEDULE OF REPORTABLE TRANSACTIONS IN EXCESS OF
                             5% OF BEGINNING ASSETS

                      FOR THE YEAR ENDED DECEMBER 31, 1997




                                                                 Purchase         Sales             Realized
                                                                  Price          Proceeds          Gain/(Loss)
                                                                  -----          --------          -----------
 Description
 -----------

Series of transactions in one issue
 First West Chester Corp.
  Shares purchased 5,381                                       $  176,425      $         -         $       -
 Fidelity Advisor Growth Opp.
  Shares purchased 11328.756                                      203,255                -                 -
 Fidelity Equity Income II
  Shares purchased 10082.569                                      175,912                -                 -
Vanguard Index Trust 500                                          142,872                -                 -
Money Market obligations
   $1.00/sh                                                     1,026,763                -                 -
Money Market obligations
   $1.00/sh                                                     1,045,966        1,045,966                 -
























----------------------------------
See accompanying auditor's report.

                                Index to Exhibits

Exhibits
--------
23.1                   Consent of Dittmer & Battaglia      1999 and 1998 Reports

23.2                   Consent of Ogorek & Graham          1998 and 1997 Reports

                                AUDITOR'S CONSENT


         We consent to the incorporation by reference in the registration statement of First Chester County Corporation on Form S-8 (File No. 333-15733) of our report dated June 9, 2000 on our audit of The First National Bank of Chester County Retirement Savings Plan as of December 31, 1999 and 1998, which reports are included in this annual report on Form 11-K.


                                                          DITTMER & BATTAGLIA
                                                    Kennett Square, Pennsylvania


Dated:   June 22, 2000                              By:/s/Dittmer & Battaglia
      ------------------                               ----------------------

                                AUDITOR'S CONSENT


         We consent to the incorporation by reference in the registration statement of First West Chester Corporation on Form S-8 (File No. 333-15733) of our reports dated June 4, 1999 and June 9, 1998 on our audits of The First National Bank of West Chester Retirement Savings Plan as of December 31, 1998 and 1997, and for the years then ended, and as of December 31, 1997 and 1996, and for the years then ended, respectively, which reports are included in this annual report on Form 11-K.


                                                            OGOREK & GRAHAM
                                                     West Chester, Pennsylvania


Dated:   June 28, 1999                               By:/s/Ogorek & Graham
      ------------------                                -----------------------